EXPLORATION & MINING CORP

WHISTLE BLOWER PROTECTION POLICY

Responsibilities of Audit Committee for Accounting Complaints

The Audit Committee (the “Audit Committee”) of the Board of Directors of Crosshair Exploration & Mining Corp. (the “Company”) has established the following procedures to receive, retain, investigate and act on complaints and concerns received by the Company regarding accounting, internal accounting controls and auditing matters, including complaints regarding attempted or actual circumvention of internal accounting controls or complaints regarding violations of the Company’s accounting policies.  In addition, these procedures are designed to address the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

In the discretion of the Audit Committee, the responsibilities of the Audit Committee created by these procedures may be delegated to the Chairman of the Audit Committee or to a subcommittee of the Audit Committee.

Scope

This policy applies to all employees of the Company.

Policy

This policy addresses the Company’s commitment to integrity and ethical behaviour.  This policy confirms that the Company will not tolerate harassment, retaliation or any type of discrimination against an employee (“whistleblower”) who:

•
makes a good faith complaint about suspected Company or employee violations of law or violations of the Company’s policies or Code of Business Conduct and Ethics (the “Code”) including, without limitation, a conflict of interest, a breach of applicable law, regulations or rules or what appears to be unethical, fraudulent or other illegal behaviour on the part of a colleague;

•
makes a good faith complaint regarding accounting, internal accounting controls or auditing matters (“Accounting and Control Matters”) that may lead to incorrect, or misrepresentations in, financial accounting;

•	provides information (or causes information to be provided) or assists in an investigation regarding violations of law; or
•	files, testifies or participates in a proceeding relating to alleged violations of law.

Safeguards

Harassment or Victimization

Harassment, discharge, demotion, suspension or victimization of or threats (collectively, “Employment Issues”) made to the whistleblower will not be tolerated.  Wrongdoers will be disciplined consistent with the severity of the misconduct.

Confidential and Anonymous Reports by Employees

Employees of the Company are expressly authorized to make complaints regarding Accounting and Control Matters and breach of the Code using the procedures described below on a confidential or anonymous basis.  All such complaints received from employees will be treated confidentially or anonymously, as applicable, to the extent reasonable and practicable under the circumstances.

Disciplinary Action

Whistleblowers making complaints not in good faith may face disciplinary action consistent with the severity of the matter.

Reporting Procedures

1.
All concerns and complaints relating to Accounting and Control Matters, unethical or illegal conduct should be directed to the Corporate Secretary (the “Complaints Officer”) who will in turn advise Audit Committee of the Company’s Board of Directors through the Audit Committee Chairman.  Complaints, including anonymous complaints, may be delivered in a sealed envelope addressed to the Chairman of the Audit Committee labelled “Private and Confidential to be opened by addressee only”.

2.
All complaints concerning Employment Issues should be reported to the Complaints Officer.  Complaints, including anonymous complaints, may be delivered in a sealed envelope addressed to the Complaints Officer labelled “Private and Confidential to be opened by addressee only”.

3.
If you prefer to communicate anonymously or if any of the persons to whom you have reported concerns has not, in your view, responded appropriately, the Company has established a third party compliance hotline.  The compliance hotline is answered by an outside service provider and is available to all employees.  If an employee required an interpreter, every reasonable effort will be made to provide one.  The contact information of the compliance hotline is listed on Appendix A to this policy.  Appendix A is not part of this policy.

4.	A whistleblower is not expected to prove the truth of an allegation, but must demonstrate to the person contacted that there are sufficient grounds for concern.

How the Complaint will be Handled

1.
All reports will be dealt with promptly.  Initial inquiries will be made to determine if an extensive investigation is appropriate, and the form it should take.  Some concerns may be resolved by agreed action without the need for investigation.  Appropriate corrective action will be taken if warranted by the investigation.  The Audit Committee will determine the proper treatment for all complaints related to Accounting and Control Matters and breaches of the Code.  Such complaints will be forwarded by the Audit Committee to the person deemed appropriate for the investigation.  The Audit Committee will determine if an outside investigator should be retained.  The Complaints Officer will determine the proper treatment for all complaints related to Employment Issues.

2.	The Complaints Officer will provide the Audit Committee quarterly or more often as may be required by the Audit Committee:
	(a)	A summary of the number and category of complaints;
	(b)	A report on each complaint including the results of investigations and actions taken.
3.
The Chairman of the Audit Committee will retain copies of all complaints, results of investigations, if any, and reports for a period of seven years.  Investigation details and a final report must be retained by the department that performed the investigation.

4.	Certain reports may be reported periodically in summary format only if the Chairman of the Audit Committee believes that the complaints fall into one or more of the following categories:
	(a)	Complaints that have no supporting details and which are clearly issued in bad faith;
	(b)	Complaints which are so vague that conducting an investigation would be impossible or impractical;
	(c)	Complaints that are so small that they would no impact the financial reporting process (for example, a small theft of petty cash by a non-management employee).
5.	All reports will be kept confidential to the extent possible, consistent with the need to conduct an adequate investigation.
6.
The Audit Committee will be free in its discretion to engage outside auditors, counsel or other experts to assist in the evaluation of any results of any investigation into a complaint regarding Accounting and Control Matters, and the Company will pay all fees of such auditors, counsel and experts.

Report to Whistleblower

Whistleblowers will be informed, in general terms (to avoid revealing confidential information), about the investigation outcome.

Approved by the Board of Directors on the 19th day of February, 2009.

APPENDIX A

TO THE WHISTLEBLOWER PROTECTION POLICY

COMPLIANCE HOTLINE

The confidential compliance hotline service provider is Lord and BenoitTM.

1.	toll free number 1-888-403-9027; or,
2.	via email at lizk@lordandbenoit.com

Crosshair Exploration & Mining Corp.

And its Subsidiaries and Affiliates

Whistleblower Protection Policy

Compliance Certificate

I have read and understand Whistleblower Protection Policy of Crosshair Exploration & Mining Corp. and that I agree to abide by its provisions.

Date:	Signature:

Name: